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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  April 30, 2009
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                           SEC FILE NUMBER
                                                               1-14550
                                                      --------------------------
                                                             CUSIP NUMBER
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(Check One): [ ] Form 10-K  [X] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ]  Form 10-D  [ ]  Form N-SAR  [ ]  Form N-CSR

For Period Ended:   December 31, 2005
                 ------------------------
[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR
For the Transition Period Ended:         N/A
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

China Eastern Airlines Corporation Limited
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Full Name of Registrant

N/A
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Former Name if Applicable

2250 Hong Qiao Road, Hong Qiao International Airport
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Address of Principal Executive Office (Street and Number)

Shanghai 200335, People's Republic of China
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Eastern Airlines Corporation Limited (the "Company") is not able to file its annual report on Form 20-F for the year ended December 31, 2005 (the "2005 20-F") by June 30, 2006 due to the following reason which could not be eliminated by the Company without unreasonable effort and expense:

On June 26, 2006, the Company entered into an agreement (the "Purchase Agreement") with Airbus SAS regarding the purchase of 30 Airbus A320 series aircraft (with engines) for an aggregate consideration of approximately US$1.74 billion (the "Transaction"). The Company is currently still in the process of reviewing the impact of the Transaction to determine what changes, if any, will be required for the 2005 20-F. The Company is also taking time to prepare a redacted version of the Purchase Agreement for inclusion as an exhibit to the 2005 20-F.
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     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
     FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

             Nian Zhou                  86 21               5113 0922
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               (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes [X]  No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes [X]  No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

According to our audited consolidated financial statements that were prepared in accordance with the International Financial Reporting Standards and will be included in the 2005 20-F, our net loss attributable to shareholders was RMB467 million in 2005, as compared to a net profit of RMB321 million in 2004. Our revenues increased 28.4% from RMB21,387 million in 2004 to RMB27,454 million in 2005 (net of the applicable PRC business tax). This increase was primarily due to an increase in our capacity resulting from our acquisition of the assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan and our acquisitions of other aircraft. Our total operating expenses increased 36.8% from RMB20,239 million in 2004 to RMB27,685 million in 2005 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices.

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                  China Eastern Airlines Corporation Limited
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.


Date         June 30, 2006         By: /s/ Zhuping Luo
    -------------------------         ------------------------------------------
                                      Name: Zhuping Luo
    -------------------------         ------------------------------------------
                                      Title: Board Secretary and Director



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001)
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